Exhibit 99.3

THERATECHNOLOGIES INC.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

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Form of Proxy—Annual Meeting to be held on May 24, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 22, 2013.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone

telephone

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

• Go to the following web site:

www.investorvote.com

• Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

02AP13034.E.sedar/000001/000001/i

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Appointment of Proxyholder

The undersigned shareholder of Theratechnologies Inc. (the “Corporation”) hereby appoints: Paul Pommier, Chairman of the Board, or failing him, Luc Tanguay, President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my proxyholder to attend and act for and on my behalf at the Annual Meeting of Shareholders of the Corporation to be held at the McCord Museum, 690 Sherbrooke Street West, Montreal, Québec, on Friday, May 24, 2013 at 10:00 a.m., (the “Meeting”), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise with respect to his/her common shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

For Withhold For Withhold For Withhold

01. Gilles Cloutier

02. Gérald Lacoste

03. Paul Pommier

04. Dawn Svoronos

05. Jean-Denis Talon

06. Luc Tanguay

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For Withhold

2. Appointment of Auditors

Vote FOR or WITHHOLD from voting with respect to the appointment of auditors.

For Against Withhold

3. Resolution 2013-1 approving the Shareholder Rights Plan

Vote FOR, AGAINST or WITHHOLD from voting with respect to resolution 2013-1 approving the Shareholder Rights Plan.

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Authorized Signature(s)—This section must be completed for your instructions to be executed.

Signature(s) Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD/MM/YY

Interim Financial Statements—Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.

Annual Financial Statements—Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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